Form C

Cover Page

Name of issuer:

Saleen Automotive, Inc.

Legal status of issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

DE

Date of organization:

8/6/2021

Physical address of issuer:

2735 Wardlow Road
Corona, CA 92882

Website of issuer:

https://www.saleen.com/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

6.9% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

- ☐ Common Stock
- ☐ Preferred Stock
- ☐ Debt
- ☑ Other

Describe the security offered:

Simple Agreement for Future Equity (SAFE)

Target number of securities to be offered:

50,000

Price:

$1.00

Method for determining price:

Pro-rated portion of the total principal value of $50,000; interests will be sold in increments of $1; each investment is convertible to one share of stock as described under Item 13.

Target offering amount:

$50,000.00

Oversubscriptions accepted:

- ☑ Yes
- ☐ No

Disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

Describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$124,000.00

Deadline to reach the target offering amount:

7/29/2027

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees:

16

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$4,033,134.00	$4,339,669.00
Cash & Cash Equivalents:	$57,154.00	$50,926.00
Accounts Receivable:	$22,643.00	$7,499.00
Current Liabilities:	$13,270,167.00	$12,323,956.00
Non-Current Liabilities:	$2,350,173.00	$2,753,044.00
Revenues/Sales:	$3,573,111.00	$2,844,890.00
Cost of Goods Sold:	$2,014,542.00	$2,539,202.00
Taxes Paid:	$2,400.00	$2,400.00
Net Income:	($1,049,875.00)	($4,668,328.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Saleen Automotive, Inc.

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes
☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined
Neil Hannemann	Consultant and expert witness for product liability cases.	Neil Hannemann Inc.	2021
Michael Deschenes	Managing Director	n/a	2018
Steve Saleen	CEO	Saleen Automotive, Inc,	2013

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Frederic Blum	Vice President	2013
Werner Gruber	Vice President	2022
Charles Arzubiaga	Secretary, Vice President	2023
Steve Saleen	CEO, President	2013

For three years of business experience, refer to Appendix D: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	% of Voting Power Prior to Offering
Steve Saleen	20%+

Business and Anticipated Business Plan

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan.

RISK FACTORS

8. Discuss the material factors that make an investment in the issuer speculative or risky:

A crowdfunding investment involves risk. Investors should not invest any funds unless they can afford to lose the entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

> The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

> The Company has limited cash reserves and significant outstanding liabilities, including overdue accounts payable and accrued obligations to creditors and employees. The Company has been involved in multiple legal proceedings related to unpaid amounts for products and services, and owes substantial accrued payroll to its Chief Executive Officer. This financial condition indicates that the Company is operating under significant financial stress and may not have sufficient working capital to meet its ongoing obligations or execute its business plan. If the Company is unable to raise sufficient capital through this offering or other sources, it may be forced to curtail operations, delay product development, or cease business operations entirely. Even if this offering is successful, there is no assurance that the proceeds will be sufficient to address the Company's financial obligations and fund its operations for any extended period.

> The Company's success depends heavily on the continued services and performance of Steve Saleen, its founder and Chief Executive Officer, who is integral to the Company's brand identity, product design, and business relationships. The Company has only sixteen employees, representing a very small team to manage all aspects of a complex automotive manufacturing business. The loss of Mr. Saleen or other key personnel could have a material adverse effect on the Company's operations, reputation, and ability to execute its business plan. The Company does not maintain key person life insurance on any of its executives. Given the specialized nature of high-performance automotive design and manufacturing, there can be no assurance that the Company would be able to attract and retain qualified personnel to replace key employees if necessary. The Company's small size also limits its ability to absorb the loss of any team member and may constrain its capacity to pursue growth opportunities.

> The Company operates in a highly specialized niche market for high-performance sports cars and supercars with price points that significantly limit the addressable customer base. The Company's vehicles are luxury products that appeal to a narrow segment of performance car enthusiasts, collectors, and racing enthusiasts who have both the financial means and the specific interest in American specialty vehicles. This limited market constrains the Company's potential for revenue growth and makes the business particularly vulnerable to shifts in consumer preferences within this niche. If consumer tastes shift away from the types of vehicles the Company produces, or if the Company fails to maintain its brand appeal among this specialized customer base, the Company's sales and financial

performance could be materially adversely affected. The small size of the target market also means that the Company has limited opportunities to compensate for any decline in demand or loss of market share.

A significant portion of the Company's product line consists of enhanced and modified Ford vehicles, including Mustang-based models, Bronco variants, and truck platforms. This business model creates a substantial dependence on Ford Motor Company for the supply of base vehicles that the Company then modifies and sells. The Company has no control over Ford's production decisions, pricing, vehicle design changes, or continued availability of the platforms upon which the Company's products are based. If Ford discontinues or substantially modifies any of the vehicle platforms that the Company uses, the Company would be required to redesign its products, find alternative platforms, or discontinue certain product lines entirely. Additionally, any disruptions in Ford's production or supply chain, changes in Ford's dealer or distribution policies, or deterioration in Ford's relationship with the Company could materially adversely affect the Company's ability to obtain base vehicles and conduct its business. The Company's reputation and brand are also partially dependent on the underlying quality and reputation of Ford vehicles.

Automotive manufacturing is an inherently capital-intensive business requiring significant investment in facilities, equipment, tooling, inventory, and skilled labor. The Company manufactures handcrafted vehicles in California, which involves substantial fixed costs and ongoing capital requirements. The Company must maintain manufacturing facilities, purchase specialized equipment and tools, maintain inventory of parts and components, and employ skilled technicians and engineers. These capital requirements create significant financial pressure, particularly given the Company's limited cash reserves and current financial condition. The Company's ability to scale production, introduce new models, or respond to increased demand is constrained by its available capital and manufacturing capacity. If the Company is unable to secure sufficient capital to maintain and expand its manufacturing operations, it may be unable to fulfill customer orders, complete product development initiatives, or compete effectively in the market.

The Company has incurred losses and has been unable to generate sufficient revenue to cover its operating expenses and obligations. The Company's financial statements reflect significant liabilities, including overdue accounts payable, accrued payroll obligations, and settlement obligations from litigation. The Company's current financial condition indicates that it has not achieved profitability and may continue to incur losses for the foreseeable future. The high-performance automotive market is characterized by high production costs, limited sales volumes, and intense competition, all of which make achieving profitability challenging. There can be no assurance that the Company will ever achieve or sustain profitability. If the Company is unable to generate sufficient revenue to cover its costs and service its obligations, investors may lose their entire investment.

The Company will require substantial additional capital beyond the proceeds of this offering to fund its operations, satisfy existing obligations, complete product development, and execute its business plan. The Company has limited cash reserves and significant outstanding liabilities, and the maximum proceeds from this offering may not be sufficient to address all of the Company's capital needs. The Company does not have any commitments or arrangements for additional financing, and there can be no assurance that additional capital will be available on acceptable terms, if at all. If the Company is unable to obtain additional financing, it may be required to delay or curtail product development, reduce operations, or cease business entirely. Any future equity financings will result in dilution to existing investors' ownership interests. The Company may also issue securities with rights, preferences, or privileges senior to those of the securities being offered, which could further adversely affect the value of investors' holdings. Given the Company's financial condition, future financing may only be available on terms that are highly dilutive or otherwise unfavorable to existing investors.

The high-performance and specialty automotive market is highly competitive and includes well-established manufacturers with substantially greater financial resources, manufacturing capabilities, distribution networks, brand recognition, and customer bases than the Company. The Company competes not only with other specialty manufacturers and tuning companies but also with major automotive manufacturers that produce high-performance variants of their vehicles, including Ford's own performance divisions, as well as brands such as Chevrolet, Dodge, Porsche, Ferrari, Lamborghini, and McLaren. These competitors have the ability to invest heavily in research and development, marketing, and production capacity, and can often offer products at lower prices due to economies of scale. Additionally, the emergence of electric vehicle technology is transforming the performance automotive market, and the Company may face competition from new entrants focused on electric performance vehicles. If the Company is unable to differentiate its products, maintain its brand reputation, or compete effectively on price, performance, or innovation, its market share and financial performance could be materially adversely affected.

The Company's products are high-priced luxury items that represent discretionary purchases for consumers. Demand for the Company's vehicles is highly sensitive to economic conditions, consumer confidence, and the availability of discretionary income and credit. During economic downturns, recessions, or periods of financial uncertainty, consumers typically reduce spending on luxury and discretionary items, which could significantly decrease demand for the Company's products. Additionally, factors such as rising interest rates, inflation, stock market volatility, changes in tax laws, and reduced access to consumer financing can all negatively impact consumers' ability and willingness to purchase high-performance vehicles. The Company's target customers, while generally affluent, are not immune to economic pressures, and any significant economic downturn could result in a substantial decline in the Company's sales and revenue. Given the Company's limited financial resources, even a temporary decline in demand could have a severe adverse effect on the Company's financial condition and ability to continue operations.

The Company depends on third-party suppliers for critical components, parts, and materials necessary to manufacture its vehicles. The automotive industry has experienced significant supply chain disruptions in recent years due to global events, semiconductor shortages, logistics challenges, and other factors. The Company's ability to obtain necessary components in a timely manner and at acceptable costs is subject to factors beyond its control, including supplier financial difficulties, production delays, quality issues, natural disasters, geopolitical events, and transportation disruptions. Any significant disruption in the Company's supply chain could delay production, increase costs, and prevent the Company from fulfilling customer orders. Given the Company's limited financial resources and small scale, the Company may have less negotiating power with suppliers than larger manufacturers and may be unable to secure priority access to constrained components. The Company's handcrafted, low-volume production model may also make it difficult to maintain relationships with suppliers who prefer to work with higher-volume customers. Supply chain disruptions could materially adversely affect the Company's operations and financial performance.

The automotive industry is subject to extensive federal, state, and local regulations governing vehicle safety, emissions, fuel economy, manufacturing processes, and consumer protection. The Company must ensure that its vehicles comply with Federal Motor Vehicle Safety Standards administered by the National Highway Traffic Safety Administration, emissions standards set by the Environmental Protection Agency and the California Air Resources Board, and numerous other regulatory requirements. Compliance with these regulations requires significant resources, testing, documentation, and ongoing monitoring. Changes to existing regulations or the adoption of new regulations, particularly those related to emissions standards, fuel economy requirements, or safety features, could require the Company to make costly modifications to its vehicles or manufacturing processes. The Company's California location subjects it to particularly stringent environmental and emissions regulations. Failure to comply with applicable regulations could result in fines, penalties, product recalls, restrictions on the Company's ability to sell vehicles, or reputational harm. The cost of compliance or the inability to achieve compliance could materially adversely affect the Company's business and financial condition.

The Company's success depends in part on its ability to protect its intellectual property rights, including the Saleen brand name,

trademarks, vehicle designs, proprietary engineering processes, and trade secrets. The Company relies on trademark protection, trade secret laws, confidentiality agreements, and other measures to protect its intellectual property. However, these protections may not be sufficient to prevent unauthorized use or infringement by competitors. The Company's brand and reputation, built over its history, are valuable assets that could be damaged by counterfeiting, unauthorized use of the Saleen name, or confusion in the marketplace. Additionally, the Company could face claims that its products or processes infringe on the intellectual property rights of others, including Ford Motor Company or other automotive manufacturers. Defending against such claims or pursuing infringement actions could be costly and time-consuming, and there can be no assurance of a favorable outcome. The Company has licensing arrangements with related parties for use of the Saleen name, which creates additional complexity in brand management and protection. Any failure to protect the Company's intellectual property or any successful claim against the Company for infringement could materially adversely affect the Company's business and competitive position.

The Company has been involved in multiple legal proceedings related to unpaid obligations to suppliers, creditors, and other parties. While the Company has settled certain litigation matters, it continues to owe amounts under settlement agreements and remains involved in ongoing disputes. The Company's financial condition and history of payment difficulties create a risk of additional litigation from creditors, suppliers, employees, customers, or other parties. Litigation is costly, time-consuming, and distracting to management, and the Company's limited financial resources make it particularly vulnerable to the adverse effects of legal proceedings. Unfavorable outcomes in current or future litigation could result in monetary judgments, injunctions, or other remedies that could materially harm the Company's financial condition and operations. Even if the Company successfully defends against claims, the costs of defense and the diversion of management attention could adversely affect the Company's business. The Company's ability to continue operations could be jeopardized if it is unable to satisfy judgments or settlement obligations.

The securities being offered are Simple Agreements for Future Equity, which are not traditional equity or debt instruments. SAFEs do not have a maturity date and do not accrue interest. Investors will not receive any return on their investment unless and until a qualifying equity financing, change of control, or other conversion event occurs, which may never happen. The terms of conversion, including the valuation at which the SAFEs convert and the ultimate ownership percentage investors will receive, are uncertain and will depend on future events and negotiations that are outside of investors' control. If the Company does not raise additional equity financing or experience a change of control, investors may never receive any equity in the Company or any return on their investment. Even if a conversion event occurs, investors may receive equity that represents a smaller ownership percentage than anticipated, particularly if the Company's valuation at the time of conversion is lower than the valuation cap or if the Company has issued additional securities in the interim. The SAFE structure provides minimal rights to investors prior to conversion and does not provide the same protections or information rights as traditional equity securities.

There is no public market for the securities being offered, and none is expected to develop. The securities have not been registered under the Securities Act of 1933 or any state securities laws and may not be sold or transferred except in compliance with applicable securities laws, which significantly restricts investors' ability to sell their securities. Investors will be required to hold their investment for an indefinite period and should be prepared to bear the economic risk of their investment for an extended time, potentially until the Company is sold, goes public, or ceases operations. Even after any applicable holding periods expire, there may be no buyers for the securities, and investors may be unable to liquidate their investment at any price. The lack of liquidity means that investors will be unable to access their invested capital in the event of personal financial need or changes in investment objectives. Investors should only invest funds that they can afford to lose and do not need for other purposes.

The Company's founder and Chief Executive Officer has designated himself as the lead investor who will sign agreements and make decisions on behalf of all investors in the special purpose vehicle structure. This arrangement creates a significant conflict of interest because the founder has interests both as the operator of the Company and as the representative of investors. Decisions that benefit the Company or the founder personally may not align with the interests of crowdfunding investors, and the founder may have access to material non-public information about the Company that other investors do not possess. The founder may face situations where his fiduciary duties to the Company conflict with his responsibilities to represent investors' interests. There is no independent third-party investor advocate to represent the interests of crowdfunding investors or to provide oversight of the founder's actions in his capacity as investor representative. Investors will have no ability to remove or replace the founder as lead investor and will have limited recourse if the founder makes decisions that are adverse to their interests. This structure may result in decisions or actions that favor the Company or the founder at the expense of investor returns or protections.

Investors in this offering will hold a minority interest in the Company and will have no ability to control or significantly influence the Company's management, business strategy, or operations. All major decisions, including decisions regarding financing, acquisitions, sales of the Company, dividend policies, and operational matters, will be made by the Company's management and board of directors without input from crowdfunding investors. The Company's founder and existing stakeholders will retain control over the Company and may make decisions that investors disagree with or that adversely affect the value of their investment. Investors will have limited information rights and will not have access to the same level of financial and operational information that would be available to investors in a public company or to investors with significant ownership stakes. Investors will have no practical ability to influence the Company's direction or to protect their investment from decisions made by management.

The company's business may rely on proprietary technology, trade secrets, trademarks, or patents (patents are under Steve Saleen's name). There is a risk of third-party claims asserting infringement or ownership rights over the issuer's intellectual property. Legal disputes, whether meritorious or not, can be costly, disruptive, and potentially damaging to the issuer's competitive advantage.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of Proceeds: If only the minimum target amount is raised, expected use of proceeds is approximately 93.1% accounts payable and 6.9% Wefunder fee and related offering expenses. The issuer intends to prioritize essential operating execution and near-term milestones, and management may reallocate among categories based on hiring pace, customer demand, market conditions, and timing of expenditures.

If we raise: **$124,000**

Use of Proceeds: At the higher funding level, expected use of proceeds is approximately 26% general marketing, 20% hiring and payroll, 24% research and development, 23.1% working capital, operating reserves, and strategic initiatives, 6.9% Wefunder fee and related offering expenses. Additional proceeds are expected to support broader growth and reserve initiatives, and management may reallocate among categories, including in oversubscription scenarios, based on strategic priorities, business conditions, and timing of expenditures.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline.

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

To view a copy of the SAFE you will purchase, please see Appendix B, Investor Contracts. The main terms of the SAFEs are provided below.

The SAFEs. We are offering securities in the form of a Simple Agreement for Future Equity ("SAFE"), which provides Investors the right to **Preferred Stock** in the Company ("**Preferred Stock**"), when and if the Company sponsors an equity offering that involves **Preferred Stock**, on the standard terms offered to other Investors.

Conversion to Preferred Equity. Based on our SAFEs, when we engage in an offering of equity interests involving **Preferred Stock**, **Investors will receive a number of shares of Preferred Stock** calculated using the method that results in the greater number of **Preferred Stock**:

the total value of the Investor's investment, divided by

the price of **Preferred Stock** issued to new Investors

if the valuation for the company is more than **$45,000,000.00** (the "Valuation Cap"), the amount invested by the Investor divided by the quotient of

the Valuation Cap divided by

the total amount of the Company's capitalization at that time.

For investors up to the first **$100,000.00** of the securities, investors will receive a valuation cap of **$36,000,000.00** Wefunder VIP investors will be entitled to these terms for the entire duration of the offering, even if the threshold limit noted above is met.

Additional Terms of the Valuation Cap. For purposes of option (ii) above, the Company's capitalization calculated as of immediately prior to the Equity Financing and (without double-counting, in each case calculated on an as-converted to Common Stock basis):

Includes all shares of Capital Stock issued and outstanding;

Includes all Converting Securities;

Includes all (i) issued and outstanding Options and (ii) Promised Options; and

Includes the Unissued Option Pool, except that any increase to the Unissued Option Pool in connection with the Equity Financing shall only be included to the extent that the number of Promised Options exceeds the Unissued Option Pool prior to such increase.

Liquidity Events. If the Company has an initial public offering or is acquired by, merged with, or otherwise taken over by another company or new owners prior to Investors in the SAFEs receiving **Preferred Stock**, Investors will receive

proceeds equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount")

Liquidity Priority. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard nonparticipating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

Senior to payments for Common Stock.

The Investor will be entitled to Preferred Stock series W or as designated by the company. The investor is not entitled to Series B Preferred Stock Series B.

VIP Bonus Saleen will offer a discount to the normal terms listed in this Form C for all investments that are committed by investors who are part of Wefunder, Inc's VIP program. This means eligible Wefunder investors will receive a discount for any securities they purchased in this offering. For more specific details on the company's discount, please review the description of the terms above.

The discount is only valid until the offering closes. Investors eligible for the bonus will also receive priority if they are on a waitlist to invest and the company exceeds its maximum funding goal. They will be given the first opportunity to invest if space in the offering becomes available due to the cancellation or failure of previous investments.

Securities Issued by the SPV Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV is formed concurrently with the filing of the Form C. Given this, the SPV does not have any financials to report. The SPV is managed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. While the Issuer may be required to pay an annual administrative fee for the maintenance of the SPV, investors should note the Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the Proxy (described below) is in effect.

Proxy to the Lead Investor The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Restriction on Transferability The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

Any provision of this Safe may be amended, waived or modified by written consent of the Company and either:

i. the Investor or
ii. the majority-in-interest of all then-outstanding Safes with the same "Post-Money Valuation Cap" and "Discount Rate" as this Safe (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)), provided that with respect to clause (ii):
    A. the Purchase Amount may not be amended, waived or modified in this manner,
    B. the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and
    C. such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of Safes.

Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal, Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

A. Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and
B. Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

Restrictions on Transfer of the Securities Being Offered:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the

securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Authorized	Outstanding	Voting rights
Common Stock	100000000	29,887,622	☑
Preferred Stock B	1000000	600	☑

Class of Security	Total Pool	Issued
Warrants	600000	
Options	1130000	

Describe any other rights:

Common Stock Dividend Rights - The Company has never declared cash dividends on its Common Stock and does not currently expect to do so for the foreseeable future. Voting Rights - Holders of the Company's Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders. The Company's Certificate of Incorporation does not provide for cumulative voting in the election of directors. The Certificate of Incorporation also provides that holders of Common Stock are not entitled to vote on amendments relating solely to the terms of one or more outstanding series of preferred stock, except as required by applicable law. In connection with this Reg CF offering, each investor will grant a proxy to the Company's Chief Executive Officer to vote the Shares purchased in this Reg CF offering on certain matters, as more fully described in the subscription agreement. This proxy is intended to be irrevocable to the fullest extent permitted by law and will remain in effect subject to the terms and conditions set forth therein. As a result, investors may not have the ability to vote their Shares directly on certain matters during the term of the proxy. Liquidation Rights - In the event of the Company's liquidation, dissolution, or winding up, holders of Common Stock will be entitled to share ratably in the assets legally available for distribution to stockholders, after the payment of all debts and liabilities and subject to any liquidation preferences of outstanding
preferred stock. Rights and Preferences - The rights of holders of Common Stock are subject to, and may be adversely affected by, the rights of holders of any series of preferred stock that may be issued by the Company in the future. Series B Preferred Stock Dividend Rights - Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our B Preferred Stock are entitled to receive dividends along with our Common Stockholders on an as-if-converted basis. Voting Rights - Holders of our Series B Preferred Stock are entitled to vote on an as-if-converted basis with the holders of our Common Stock as a single class on all matters submitted to a vote of holders of Common Stock, including to elect all members of the board of directors at each meeting or pursuant to each consent of the Company's stockholders for the election of directors, and to remove from office such directors and to fill any vacancy caused by the resignation, death or removal of such director. Change of Control - Holders of the Series B Preferred Stock, voting as a separate class, have the right, upon the occurrence of a "change of control," to elect a majority of the members of the Company's board of directors at each meeting or pursuant to written consent of stockholders for the election of directors, and to remove and replace such directors. For purposes of the Series B Preferred Stock, a "change of control" is deemed to occur if the individuals who constituted the Company's board of directors as of the date the Series B Preferred Stock was first issued (the "Original Issuance Date"), together with any subsequent directors whose election or nomination was approved by a majority of such directors or by the holders of a majority of the outstanding Series B Preferred Stock, cease to constitute a majority of the board of directors. Conversion into Common Stock - Each share of Series B Preferred Stock is convertible into 1,000 Shares of the Company's Common Stock at the option of the holder. The conversion rate for the number of Shares of Common Stock into which the Series B Preferred Stock shall be converted shall be subject to adjustment from time to time if the number of outstanding Shares of Common Stock increases or decreases due to stock dividends, recapitalization, consolidation, reclassification, stock splits, reverse stock splits or similar events. Right to Receive Liquidation Distributions - In the event of our liquidation, dissolution, or winding up, holders of our Series B Preferred Stock will be entitled to participate along with holders of our Common Stock on an as-if-converted basis. Redemption - The Series B Preferred Stock does not have any redemption rights.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The shareholders have the right to redeem their securities at any time. **Shareholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of **shares of Preferred Stock**. As discussed in Question 13, when we engage in an offering of equity interests involving **Preferred Stock**, Investors may receive a number of shares of **Preferred Stock** calculated as either (i) the total value of the Investor's investment, divided by the price of the **Preferred Stock** being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time.

Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the **Preferred Stock** that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our **board of directors.** Among the factors we may consider in determining the price of **Preferred Stock** are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

In the future, we will perform valuations of our **stock (including both common stock and Preferred Stock)** that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its

investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan
Amount: $1,984,628.00
Outstanding principal plus interest: $1,984,628.00 as of 8/26/2026
Interest rate: 3.75% per annum
Maturity date: 8/18/2050
SBA Loan (Amended) | Lender: Small Business Administration (SBA) | Principal: 2000000 | Originally $150,000 (Aug 18, 2020), amended to $500,000 (Nov 21, 2021), further amended to $2,000,000 (Apr 7, 2022). Monthly installments of $9,822 beginning 24 months from original note date. Secured by substantially all assets. SBA has right to require full payment if Company raises funds through security offerings. Accrued interest $161,836 as of March 31, 2026.

Loan
Lender: Certitude Trust
Amount: $40,000.00
Outstanding principal plus interest: $40,000.00 as of 8/26/2026
Interest rate: 6.0% per annum
Maturity date: 7/13/202
Promissory Note - Related Party | Lender: Certitude Trust | Principal: 150000 | Issued July 13, 2021 to Certitude Trust (related party) in connection with a litigation settlement | original principal $150,000 at 6% per annum, due July 13, 2022 or upon equity financing. Previously in default | settlement agreement entered August 1, 2024. As of March 31, 2026, outstanding principal $40,000 with accrued interest $13,045. No longer in default as of March 31, 2026.

Related party
Name: Certitude Trust
Relationship: Related party
Amount: $40,000.00

Loan
Amount: $118,332.00
Outstanding principal plus interest: $118,332.00 as of 8/26/2026
Interest rate: 6.0% per annum
Maturity date: 12/31/202
Promissory Note | Lender: Manderson | Principal: 104103 | On July 25, 2023, Company reclassified accounts payable of $104,103 to a promissory note. Bears interest at 6% per annum | originally matured December 31, 2023. Default rate: lesser of 12% per annum or maximum permitted by law. Unsecured. Outstanding principal $118,332 and accrued interest $11,558 as of both March 31, 2026 and 2025.

Loan
Amount: $1,623,107.00
Outstanding principal plus interest: $1,623,107.00 as of 8/26/2026
Maturity date: 2/28/202
Forbearance Note (Landlord) | Lender: Rexco | Principal: $1,693,981 | Forbearance term sheet with landlord Rexco for facilities at 2735 and 2755 Wardlow Road, Corona, CA. As of Feb 28, 2023, Company owed $1,586,477 unpaid rent and $107,504 late fees. Company pledged Common Stock as collateral. Due on demand. Accrued interest $14,806 as of March 31, 2026. Company relinquished tenancy at 2755 Wardlow Road effective January 31, 2025.

Loan
Amount: $135,000.00
Outstanding principal plus interest: $135,000.00 as of 8/26/2026
Maturity date: 3/31/202
Promissory Note (Settlement) | Lender: Race Crafters LLC | Principal: 200000 | In April 2023, Company issued promissory note of $200,000 to Race Crafters LLC pursuant to settlement agreement. Repayable in monthly installments of $5,000 for initial 24 months, then $13,333/month for six months thereafter. Outstanding balance $135,000 as of both March 31, 2026 and 2025.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering date	Exemption	Security type	Amount sold	Use of proceeds
5/2024	Regulation D	Priced Round	$350,000	General operations
6/2024	Regulation Crowdfunding	Priced Round	$421,644	General operations
7/2024	Regulation D	Priced Round	$647,856	General operations
10/2024	Regulation D	Priced Round	$574,464	General operations
10/2024	Regulation D	Priced Round	$600,000	General operations
2/2026	Regulation D	Priced Round	$200,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name: Steve Saleen
Amount Invested: $647,860.00
Transaction type: Equity
Issue date: 7/2/2024
Relationship: CEO

Name: Steve Saleen
Amount Invested: $574,464.00
Transaction type: Equity
Issue date: 10/9/2024
Relationship: CEO

Name: Steve Saleen
Amount Invested: $600,000.00
Transaction type: Equity
Issue date: 10/15/2024
Relationship: CEO

Name: Certitude Trust
Amount Invested: $40,000.00
Transaction type: Loan
Interest rate: 6.0% per annum
Maturity date: 7/13/202
Outstanding: Yes
Relationship: Related party

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

Yes

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview of the Business and Financial Condition

Saleen Automotive is an American specialty manufacturer of high-performance vehicles founded in 1984. The company designs, engineers, and manufactures enhanced Ford models, race cars, and proprietary vehicles like the Saleen S7 supercar, all handcrafted in California.

We are an early-stage company and have incurred operating losses and negative cash flows from operations since inception. We expect to continue to incur operating losses in the near term.

As of August 4, 2026, we had cash and cash equivalents of approximately $31,342.

Our ability to continue operations is dependent on managing our expenses and, if necessary, obtaining additional financing.

This discussion should be read in conjunction with the financial statements and related notes included in this offering statement.

Business and Operating Uncertainty

Our business operates in an environment subject to various risks, uncertainties, and changing conditions, which makes it difficult to evaluate our business, financial condition, and prospects and may limit the comparability of our results of operations from period to period.

Financial Condition

As of March 31, 2026, the Company had total assets of $4,033,134, compared to $4,339,669 as of March 31, 2025. Total liabilities were $15,620,340 as of March 31, 2026, consisting of $13,270,167 of current liabilities and $2,350,173 of non-current liabilities, compared to total liabilities of $15,077,000 as of March 31, 2025, consisting of $12,323,956 of current liabilities and $2,753,044 of non-current liabilities.

Our financial statements reflect an early-stage company with limited operating history. Investors should not place undue reliance on historical financial information given the company's limited operating history and the likelihood that future results will differ from historical results.

Liquidity and Capital Resources

As of March 31, 2026, we had cash and cash equivalents of approximately $57,154.

Based on our current operations, we have a monthly net cash burn of approximately $12,266.

Our monthly net cash burn or profit may vary significantly from month to month due to the timing of receipts and expenditures and other short-term factors. As a result, period-to-period comparisons may not be meaningful.

Based on our current plan, we expect to have sufficient cash to fund operations for at least the next 12 months.

Our historical operations have been funded primarily through external financing.

Liquidity Assumptions

Our assessment of our liquidity and ability to fund operations is not a projection and is based on current assumptions regarding operating

Our assessment of our liquidity and ability to fund operations is not a projection and is based on current assumptions regarding operating expenses, cash requirements, and capital needs. These assumptions may change, and actual results may differ materially due to changes in operating conditions, timing of receipts and payments, and other factors.

Dependence on Additional Financing

There can be no assurance that additional financing will be available on acceptable terms, or at all. If we are unable to raise additional capital when needed, we may be required to materially reduce or suspend operations.

Indebtedness and Capital Structure

As of March 31, 2026, the Company had approximately $3,915,062 in aggregate debt principal outstanding. The indebtedness consisted primarily of a Small Business Administration loan of $1,984,628, a related-party obligation to Certitude Trust of $40,000, a Manderson promissory note of $118,332, a Rexco forbearance obligation of $1,623,107, a Race Crafters Manufacturing promissory note of $135,000, and other indebtedness of $13,995. The material terms of these obligations are described in Item 24 and Note 5 to the financial statements.

(For the avoidance of doubt, SAFEs are not treated as indebtedness.)

During the past three years, we have conducted exempt offerings, resulting in the issuance of securities in aggregate amounts of approximately $2,793,964.

Known Trends, Events, and Uncertainties

Management is aware of the following trends, events, or uncertainties that are reasonably likely to have a material adverse effect on our financial condition or results of operations over the next 12 months:

> Saleen Automotive's operating results and future prospects are influenced by several key trends and uncertainties inherent in its business model, capital position, and industry. These include the availability of base vehicles, the timing and monetization of vehicle programs, liquidity and capital resources, operating expense structure, reliance on continued product development, and broader economic and market conditions. The discussion below incorporates management's knowledge of performance and developments subsequent to March 31, 2025 (unaudited), during the fiscal year ending March 31, 2026 (unaudited).

Improving Base Vehicle Availability, with Continued Dependence Risk

A substantial portion of the Company's revenue is generated from its Saleen Signature Series vehicles, which are produced using base vehicles sourced from Ford Motor Company through independent Ford dealerships. Historically, fluctuations in the availability of these base vehicles have directly impacted the Company's production capacity and revenue levels. Management believes supply conditions improved during fiscal year 2026, contributing to increased production and sales of approximately $3.57 million compared to $2.84 million in fiscal year 2025. While this trend reflects improved dealer-level access and broader stabilization within the automotive supply chain, the Company continues to rely on third-party dealerships and does not maintain long-term supply agreements with the OEM. Accordingly, future production volumes remain subject to allocation decisions, dealer availability, and industry conditions outside of the Company's control.

Inventory Management, GAAP Impairments, and the Paused S1 Program

During fiscal year 2024, the Company recorded significant inventory write-downs and impairment charges related primarily to the Saleen S1 program in accordance with U.S. GAAP. These adjustments reduced inventory to net realizable value and established a lower carrying basis.

The S1 program remains paused; however, finished inventory continues to be held and may be monetized in future periods as market conditions permit. The timing and magnitude of such sales remain uncertain and dependent on demand, pricing, and execution. While no comparable

impairment charges impacted fiscal year 2026 results, overall operating performance continues to be influenced by the Company's ability to align production levels, inventory management, and demand across both Signature Series vehicles and longer-cycle programs.

Recent Operating Performance and Margin Trends

For fiscal year 2026, the Company reported gross profit of approximately $1.56 million, compared to $0.31 million in fiscal year 2025, reflecting a significant improvement in gross margin. Management believes this improvement is attributable to increased production volume, improved cost absorption, and a more favorable product mix.

Selling, general and administrative expenses were approximately $2.3 million in fiscal year 2026, reflecting the ongoing cost structure required to support operations and administrative infrastructure. While the Company continues to manage expenses, SG&A remains a significant component of operating costs. Management expects that, to the extent revenue continues to increase, these costs may decline as a percentage of revenue, although there can be no assurance that such operating leverage will be realized.

Despite improvements in gross profit, the Company reported a net loss of approximately $1.05 million for fiscal year 2026, compared to a net loss of approximately $4.67 million for fiscal year 2025. The Company has not yet achieved profitability, and results continue to reflect the early-stage nature of scaling production and revenue.

Liquidity Considerations and Capital Dependence

The Company continues to experience liquidity constraints, including a bank overdraft position of approximately $(221,000) as of fiscal year 2026. The Company has historically incurred recurring losses from operations and continues to generate negative cash flows from operating activities.

The Company's current level of operating expenses, including selling, general and administrative costs, combined with ongoing net losses, contributes to continued cash usage. During fiscal year 2026, the Company raised approximately $200,000 through a private offering conducted pursuant to Rule 506(b), which provided incremental liquidity but was not sufficient to fully offset operating cash requirements.

The Company's ability to continue as a going concern is dependent on its ability to generate sufficient cash flows from operations and/or obtain additional financing to meet its obligations as they become due. Management intends to continue raising capital through equity offerings and other financing sources; however, there can be no assurance that such financing will be available on acceptable terms, or at all. If the Company is unable to obtain additional financing or improve cash flow from operations, it may be required to delay, scale back, or eliminate certain aspects of its operations or strategic initiatives, which could have a material adverse effect on its business and financial condition.

Product Development and Execution Uncertainty

A key element of the Company's long-term strategy is the development of Saleen Original Series vehicles, including the planned S11 supercar. The S11 is currently in the design and development phase. Management currently anticipates achieving a final design by January 2027. Following a

design freeze, the Company expects that an additional 2 to 2.5 years will be required to complete engineering, validation, and production readiness prior to the commencement of commercial production.

The development of a ground-up vehicle platform involves significant technical, operational, and regulatory uncertainties, and there can be no assurance that development milestones will be achieved within anticipated timeframes or that the S11 will be successfully brought to market.

Sensitivity to Economic and Industry Conditions

The Company operates in the high-performance and luxury automotive segment, which is sensitive to changes in consumer confidence, interest rates, and macroeconomic conditions. Demand for specialty vehicles may decline during periods of economic uncertainty or reduced access to credit.

In addition, the broader automotive industry continues to evolve, including regulatory changes and technological shifts that may influence long-term demand patterns and strategic direction.

After reviewing the above discussion, prospective purchasers should consider whether achievement of the Company's objectives within anticipated timeframes is realistic and assess the potential impact of delays, including the need for additional financing

anticipated timeframes is realistic and assess the potential impact of delays, including the need for additional financing.

These factors could increase operating costs, reduce liquidity, or require us to raise additional capital earlier than anticipated.

Other than the matters described above, management is not currently aware of any known trends, events, or uncertainties that are reasonably likely to have a material adverse effect on our financial condition or results of operations.

The absence of a discussion of any particular trend, event, or uncertainty should not be interpreted to mean that such matters do not exist; rather, it reflects management's judgment based on information currently available.

Changes Since the Date of the Financial Statements

There have been no material changes in our operations or financial condition since the date of the financial statements included in this offering.

Impact of This Offering

The proceeds from this offering are expected to be used for research/development and general marketing. The timing and extent of our use of proceeds will depend on the amount of proceeds raised and future operating conditions. Additional detail regarding our planned use of proceeds is provided in Item 10 of this Form C.

There can be no assurance that the proceeds of this offering will be sufficient to fund our operations or achieve our business objectives.

Certain information relevant to understanding our financial condition and liquidity is presented elsewhere in this offering statement, including in the financial statements, related notes, and the sections describing indebtedness and prior financings.

Forward-Looking Statements

This discussion contains forward-looking statements that are based on management's current expectations and assumptions. Actual results may differ materially from those expressed or implied by these statements.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements.

I, Steve Saleen, certify that:

(1) the financial statements of Saleen Automotive, Inc. included in this Form are true and complete in all material respects; and

(2) the financial information of Saleen Automotive, Inc. included in this Form reflects accurately the information reported on the tax return for Saleen Automotive, Inc. filed for the most recently completed fiscal year.

Steve Saleen

Steve Saleen
CEO

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. at the time of the filing of this offering statement bars the person from:

A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

C. engaging in savings association or credit union activities? ☐ Yes ☑ No

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an individual that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such circumstances, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possible that in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. If applicable, the Company may also be required to pay Wefunder certain fees for the preparation of tax filings. Such fees and the Company's obligation to deliver required tax documents are further specified in the related Tax Services Agreement ("TSA").

Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

Potential Dissolution of the SPV. The Company has agreed that it will pay an administrative fee and / or certain tax fees to Wefunder, in addition to delivering required tax information in the manner prescribed by the TSA, where applicable. Failure to pay such fees or provide Wefunder with required tax information could result in the dissolution of the SPV (an "SPV Dissolution Event"). Subsequent to an SPV Dissolution Event, the securities held by the SPV would be distributed directly and proportionally to the individual investors. This could create administrative complexities, as investors would need to manage the securities themselves rather than having them held and administered by the SPV. Additionally, the unplanned distribution of securities may not align with investors' intended investment strategy or asset allocation.

Upon an SPV Dissolution Event, the Investor hereby consents to and agrees to accept direct assignment of the SPV's rights and obligations under any investment agreements between the SPV and the Company that is located in the Form C or C/A offering materials. The Investor acknowledges they will be bound by all terms and conditions of such agreements as if they were an original party thereto.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.saleen.com//invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million; or
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in

full of debt securities or any complete redemption of redeemable securities, or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement - Early Bird
- Early Bird SAFE (Simple Agreement for Future Equity)
- SPV Subscription Agreement
- SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Charles Arzubiaga
- Frederic Blum
- Michael Deschenes
- Neil Hannemann
- Steve Saleen
- Werner Gruber

Appendix E: Supporting Documents

- Attachment #24640
- Attachment #24641
- Attachment #24642

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML
Offering Statement (this page)
Appendix A: Business Description & Plan
Appendix B: Investor Contracts
- SPV Subscription Agreement - Early Bird
- Early Bird SAFE (Simple Agreement for Future Equity)
- SPV Subscription Agreement
- SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements
- Financials 1

Appendix D: Director & Officer Work History
- Charles Arzubiaga
- Frederic Blum
- Michael Deschenes
- Neil Hannemann
- Steve Saleen
- Werner Gruber

Appendix E: Supporting Documents
- Attachment #24640
- Attachment #24641
- Attachment #24642

Wefunder Portal will review the information you provide before we agree to submit a Form C to the SEC. Our review is designed to assess whether the information you have provided is complete and not inaccurate, misleading or otherwise fraudulent. Despite our review, the company submitting this Form C may be held responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading. By submitting your Form C to us, you acknowledge this. You also agree to provide any additional information or clarification we may request from you so that the Form C we submit on your behalf, in our reasonable, good faith review, does not contain incorrect information. Wefunder Portal will not submit a Form C that we believe, in our sole discretion, omits material information or contains false or misleading information. As a result, there is no guarantee that we will submit a Form C on your behalf.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the Form C.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C, any future non-material Form C-A, any future Form C-U, and any future Form C-W on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

Before you click on the button below, please review the information you have provided carefully.

We strongly recommend you have your company's lawyer review the information as well. The company submitting this Form C is responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading.

☑ I verify the Form C is 100% accurate

☑ I agree to the Wefunder Listing Agreement

☑ I agree to the Investor Representative Proxy Agreement

☑ I agree to the Rule 3a-9 Undertakings Agreement

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Saleen Automotive, Inc.

By

Steve Saleen

Founder

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Charles Arzubiaga

Secretary and Vice President Controller
8/25/2026

Steve Saleen

Founder
8/25/2026

Neil Eugene Hannemann

Director
8/25/2026

Michael Deschenes

Director
8/26/2026

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.